DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

January 11, 2008 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated January 11, 2008

Enclosed is a copy of our News Release dated January 11, 2008 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

08000839

Adolf A. Petancic
President

Enclosure

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

January 11, 2008 For Immediate Release

Detour Lake Area
Lipton Claims, James Bay Lowlands, Ontario

The Lipton claims (2,192 hectares) are located in the Detour - Atkinson area of northern Ontario approximately 150 kilometres north of Cochrane at the northern margin of the Abitibi Greenstone Belt and 15-20 km southeast of the Detour Lake Gold project.

To date drilling by Dentonia and by previous companies has identified at least two zones of gold mineralization within hydrothermally altered volcanic rocks on the Lipton claims. The highest Au grades have been intersected at the contact between the chemical sediments and the felsic tuffs.

This zone (Contact Zone) appears to be structurally controlled, dipping to the north and west at approximately 20° (sub parallel to the geology). The Contact Zone ranges from 1.0 to approximately 10.0 m in thickness and has been intersected in 21 drill holes with grades ranging from 0.25 g/t Au (over a core length of 1.0m) to 14.4 g/t Au (over a core length of 7.7m). Preliminary resource estimates for the Contact Zone are 82,512 tonnes (drill indicated) at an uncut grade of 2.05 g/t Au (cut grade of 1.80 g/t Au) with an additional inferred resource of 215,568 tonnes at an uncut grade of 6.38 g/t Au (cut grade of 4.34 g/t Au).

Approximately 60 metres above the Contact Zone, a second zone of Au mineralization has been intersected in the mafic volcanic rocks (designated M1). The M1 zone has been intersected in eleven holes and appears to parallel the Contact Zone. The M1 zone ranges in thickness from 1.0 metre to approximately 9.0 metres and Au grades range from 0.197 g/t to 61.2 g/t (over a core length of 1.0m) with many of the intersections being less than 2.0 g/t Au. The estimated drill inferred resource for the M1 zone is 479,105 tonnes at an uncut grade of 2.82 g/t Au (cut grade of 1.88 g/t Au). Both zones are open to the north and north west and further drilling will be required to evaluate their potential, see attached sketches.

Based on the results of the work completed to date on the Lipton claims, a program of diamond drilling (approximately 3,050 metres in 16 holes) is recommended. This program is expected to cost in the order of $915,000.00 and should be completed in two stages, and is subject to obtaining financing.

The Lipton claims, as noted above, are located within a reasonable distance of the Detour Gold project, which, according to The Northern Miner of January 7-13, 2008, contains 89.9 million tonnes, grading 1.67 grams of gold per tonne.

Dentonia has finally received the high resolution airborne magnetic VLF-EM survey, which is currently being interpreted by Paul R. Nicholls, P. Eng.

As noted before, while Dentonia participated in the exploration of the WO Diamond Project over the last years, it also diversified into other projects such as the Atkinson Gold Project (Lipton Claims) above, and copper molybdenum prospects such as Lennac Lake, at Babine Lake, B.C.

Dentonia has an option to acquire 100% interest in the Lipton claims subject to a 2% royalty, with buy-out rights.

Paul R. Nicholls, P. Eng., is the qualified person under NI43-101, who has supervised the current program, and who has reviewed and approved the technical data contained in this news release.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President



James Bay
Paleozoic Rocks
Detour Lake Mine
Matagami
Atkinson Project
Cochrane
Grenville Province
Rouyn
ONTARIO
Volcanic and Sedimentary Rocks
Sault Ste. Marie
Sudbury
North Bay
QUEBEC
Ottawa
Lake Huron
Toronto
Paleozoic Rocks
Dentonia Resources Ltd.
Atkinson Project
Location Map
0
250
kilometres


Lipton Gold Zones
possible fault
possible fault
1214343
1219003
Ground Magnetic Results (gammas)
55277.9 to 57000.0
57000.0 to 57100.0
57100.0 to 57200.0
57200.0 to 57225.0
57225.0 to 57250.0
57250.0 to 57275.0
57275.0 to 57300.0
57300.0 to 57325.0
57325.0 to 57350.0
57350.0 to 57375.0
57375.0 to 57400.0
57400.0 to 57500.0
57500.0 to 57600.0
57600.0 to 57700.0
57700.0 to 57800.0
57800.0 to 57900.0
57900.0 to 58000.0
58000.0 to 58500.0
58500.0 to 59000.0
59000.0 to 61000.0
61000.0 to 73933.9
MaxMin II Results
Weak Conductor
StouffVille Geological Services Ltd. January 2008


Significant Mines
Mining Camps
Lipton Claims
Detour Lake
Selbaie
Golden Pond
COCHRANE
Normetal
Kidd Creek
IROQUOIS FALLS
Matheson
Holloway
TIMMINS
KIRKLAND LAKE
Larder Lake
ROUYN-NORANDA
Matachewan

Dentonia Resources Ltd.

Atkinson Project - Lipton Claims

Summary of Ground Geophysics

Figure 1


Tieline 800W
K
L
M
N
O
P
E
F
G
H
I
J
B
C
D
A
L-06-5
L-06-6
L-06-7
L-06-8
L-06-9
L-06-10
L-06-11
L-06-12
L-06-13
L-06-14
L-06-15
L-06-16
L-06-17
L-06-18
L-06-19
L-06-20
500W
800N
Legend
2006 Diamond Drill Hole
1996 Diamond Drill Hole
1983 - 86 Diamond Drill Hole
Areal Extent of Drill Indicated Resource Blocks (Contact Zone)
Areal Extent of Drill Inferred Resource Block (Contact Zone)
Areal Extent of Drill Inferred Resource Block (M1 Zone)
Proposed Diamond Drill Holes
0
100m
Scale 1:2,500
Dentonia Resources Ltd.
Atkinson Project - Lipton Claims
Compilation Map
Proposed Drilling and Resource Blocks
Hole 96-03 Area
Figure 2
Stouffville Geological Services Ltd. January 2008

END